ANGLO AMERICAN

[redacted]

04035883

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

SEC MAIL PROCESSING RECEIVED JUL 30 2004 WASH. D.C. 179 SECTION

23 July, 2004

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release re De Beers Interim results dated 23 July 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED AUG 03 2004 THOMSON FINANCIAL

8/3

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom

ANGLO AMERICAN

News Release

23 July 2004

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the six months ended 30 June 2004 of US$424 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$217 million for the six months ended 30 June 2004 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings for the 6 months ended 30 June 2004

US$ million	Total	Ordinary shares	Preference shares [3]
• DBI headline earnings - IFRS (100%)	424	-	-
• GAAP adjustments [1]	(14)	-	-
• DBI headline earnings - UK GAAP (100%)	410	357	53
• AA plc's 45% ordinary share interest	161	161	-
• Additional 3.65% ordinary share interest [2]	13	13	-
• AA plc's portion of the preference shares [3]	43	-	43
• AA plc headline earnings	217	174	43

[1] The GAAP adjustments include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in the first six months of 2004, being the portion that was realised in the period.

[2] As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares.

[3] AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$35 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$1 million) and goodwill amortisation (+US$9 million) in the same way as the ordinary share interest is calculated.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

As noted in Dbsa's press release, on 30 June 2004 Dbsa redeemed 25% of its preference shares and on that date AA plc received US$175 million, representing 25% of its US$701 million preference share interest.

In the six months ended 30 June 2004, AA plc received from DBI a US$68 million final dividend on ordinary shares relating to FY 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and US$9 million representing the first dividend for 2004 on the redeemed preference shares. A US$26 million first dividend for 2004 on the remaining preference shares and a US$112 million interim dividend on ordinary shares relating to FY 2004 are scheduled for payment on 2 August 2004.

In the six months ended 30 June 2003, AA plc received from DBI a US$56 million final dividend on ordinary shares relating to FY 2002 and US$35 million dividends representing the second US$35 million payment on preference shares for 2002. A US$35 million first dividend on preference shares for 2003 and a US$112 million interim dividend on ordinary shares were received from DBI during the second half of 2003.

Reconciliation of headline earnings for the 6 months ended 30 June 2003 [(4)]			
US$ million	**Total**	**Ordinary shares**	**Preference shares**
• DBI headline earnings (100%) – restated [(4)]	376	-	-
• GAAP adjustments – restated [(4)]	96	-	-
• DBI headline earnings - UK GAAP (100%)	472	417	55
• AA plc's 45% ordinary share interest	188	188	-
• Additional 3.65% ordinary share interest	15	15	-
• AA plc's portion of the preference shares	45	-	45
• AA plc headline earnings	248	203	45

[(4)] As explained in Dbsa's press release, Dbsa's headline earnings for the six months ended 30 June 2003 have been restated to US$376 million (previously reported as US$414 million). As the restatement does not affect the UK GAAP figures previously reported by AA plc, the GAAP adjustment has also been restated accordingly.

The above figures are unaudited.

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme
(incorporated under the laws of Luxembourg)

23 July 2004

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

DIRECTORS' COMMENT

Consumer markets report good growth in retail sales of diamond jewellery during the first half of 2004 compared with the same period last year, which was affected by war in the Middle East and the SARS virus. The US dollar value of global diamond jewellery sales is anticipated to be 7 to 8% higher during this period. With positive macro-economic indicators and increased levels of confidence, the trade is optimistic that the strong consumer demand will continue through the second half and expectations are that retail sales for the year as a whole will be comfortably ahead of 2003.

The strength of retail sales of diamond jewellery in the first half translated into increased demand for polished diamonds from the cutting centres. Since the end of 2003, polished stocks in the cutting centres have declined and, in most categories, prices have risen. Cutting centre bank debt, at historically high levels, has not increased since the beginning of the year and hopefully will start to reduce during the second half.

Against that background, there was consistent demand for rough diamonds throughout the period and sales by the Diamond Trading Company (DTC), the marketing arm of De Beers, for the first six months of 2004 totalled US$2,983 million, 2.16% higher than the equivalent period in 2003. The DTC raised its rough diamond prices on two occasions during the six months. The cumulative effect of those increases, and those previously announced in 2003, means that the DTC's rough prices for the first half of 2004 were, on average, 14% higher than for the first half of 2003.

On 30 June, the Company took advantage of an early redemption clause attaching to its 10% preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25% of the total (see Note 3 below).

Headline earnings for the six months ended 30 June 2004 were US$424 million, 12.8% higher than for the first half of 2003. Diamond stocks reduced by nearly US$400 million during the period and operating cash flow generated was US$870 million. This enabled the group to further reduce net interest bearing debt (now including the preference shares) from US$1,762 million at 31 December 2003 to US$1,169 million at 30 June 2004 and to reduce net gearing from 29% to 21%.

The board has declared an interim ordinary dividend of US$250 million in respect of the year 2004, payable on 2 August 2004.

De Beers' older and more marginal mines in South Africa continue to struggle in the current environment, and every effort is being made to seek further efficiencies and cost reductions.

De Beers is pleased to have recently reached a settlement with the United States Department of Justice, which resolves a long-standing case against the Company relating to a charge concerning the price list for certain categories of industrial diamonds in the early 1990s. In terms of the settlement, De Beers agreed to pay a fine of US$10 million. The resolution is in accordance with De Beers' stated commitment to be legally compliant throughout the world.

The current Jwaneng mining licence expires on 31 July 2004. Debswana Diamond Company (Proprietary) Limited has lodged an application for the renewal of its mining licence for a further period of 25 years. The Government of Botswana and De Beers are currently discussing the terms of the renewal.

De Beers announces interim results as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the half-year ended 30 June 2004

(Abridged)

	US Dollar millions		
	6 Months to 30 June 2004	6 Months to 30 June 2003 (Note 1)	12 Months to 31 December 2003
Diamond sales			
-DTC	**2 983**	2 920	5 518
-Other	**259**	201	397
Trade investment and other income	**373**	258	656
	3 615	3 379	6 571
Deduct:			
Cost of sales	**2 534**	2 468	4 794
Depreciation and amortisation (Note 2)	**160**	128	294
Sorting and marketing	**230**	208	490
Exploration and research	**72**	64	147
Corporate expenses	**34**	23	52
Net diamond account	**585**	488	794
Deduct:			
Net interest paid (Note 3)	**55**	97	144
Costs related to reorganisation and restructuring	**17**	5	22
Income before taxation	**513**	386	628
Taxation	**203**	114	239
Income after taxation	**310**	272	389
Attributable to outside shareholders in subsidiaries	**9**	10	10
Own earnings	**301**	262	379
Share of retained income of joint ventures	**40**	103	114
Total earnings	**341**	365	493
Costs of early debt redemption		95	95
Net earnings	**341**	270	398
Headline earnings reconciliation			
Net earnings	**341**	270	398
Adjusted for :			
Amortisation of intangible fixed assets	**87**	84	170
After tax surplus on realisation of fixed assets less provisions	**(4)**	(3)	(3)
Facility fees		25	25
Headline earnings	**424**	376	590
Cash available from operating activities	**871**	1 072	1 520
Ordinary dividends in respect of:			
2002 – Final		124	124
2003 – Interim			250
2003 – Final	**150**		
2004 – Interim	**250**		

De Beers Société Anonyme

Consolidated Balance Sheet
30 June 2004

(Abridged)

	US Dollar millions		
	30 June 2004	30 June 2003 (Note 1)	31 December 2003
Ordinary Shareholders' interests	**3 663**	3 470	3 549
Outside shareholders' interests	**124**	109	115
Total shareholders' interests	**3 787**	3 579	3 664
Net interest bearing debt (Notes 3 & 4)	**1 169**	1 783	1 762
Other liabilities	**1 489**	1 211	1 517
	6 445	6 573	6 943
Fixed assets	**5 037**	4 738	5 145
Investments and loans	**51**	49	53
Diamond stocks and other assets	**1 357**	1 786	1 745
	6 445	6 573	6 943
Exchange rates US$ = Rand			
- average	**6.58**	8.11	7.64
- period end	**6.62**	7.80	6.38

Notes and Comments

1. With effect from December 2003 Financial Statements have been prepared in accordance with both International Financial Reporting Standards ("IFRS") and South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). Accordingly, the comparative figures in respect of June 2003 have been restated. The effect has been to increase other liabilities by US$180 million (before deferred tax of US$48 million), being the recognition of actuarial deficits in pension funds, and to increase net earnings in that period by US$ 5 million.

2. Amortisation amounting to US$72 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current period. US$144 million was expensed during the year ended December 2003.

3. As a result of the early redemption referred to in the directors' comment, the preference shares, with a value of US$642 million (2003: US$856 million) have been more appropriately reclassified as debt in the balance sheets. The preference dividends, amounting to US$43 million (2003: US$43 million for June and US$86 million for December) have accordingly been reclassified as interest paid in the respective income statements.

4. Cash has been offset against interest bearing debt.

<u>Contacts:</u>

De Beers London:
Lynette Hori   +44 20 7430 3509/+44 7740 393260
De Beers South Africa
Nicola Wilson   +27 11 374 7399/+27 83 299 5552

Visit the official De Beers group website for more information on the Company and where you can view and download a selection of images - **www.debeersgroup.com** .

ANGLO AMERICAN

News Release

23 July 2004

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the six months ended 30 June 2004 of US$424 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$217 million for the six months ended 30 June 2004 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings for the 6 months ended 30 June 2004			
US$ million	**Total**	**Ordinary shares**	**Preference shares [3]**
• DBI headline earnings - IFRS (100%)	424	-	-
• GAAP adjustments [1]	(14)	-	-
• DBI headline earnings - UK GAAP (100%)	410	357	53
• AA plc's 45% ordinary share interest	161	161	-
• Additional 3.65% ordinary share interest [2]	13	13	-
• AA plc's portion of the preference shares [3]	43	-	43
• AA plc headline earnings	217	174	43

(1) The GAAP adjustments include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in the first six months of 2004, being the portion that was realised in the period.

(2) As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares.

(3) AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$35 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$1 million) and goodwill amortisation (+US$9 million) in the same way as the ordinary share interest is calculated.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

As noted in Dbsa's press release, on 30 June 2004 Dbsa redeemed 25% of its preference shares and on that date AA plc received US$175 million, representing 25% of its US$701 million preference share interest.

In the six months ended 30 June 2004, AA plc received from DBI a US$68 million final dividend on ordinary shares relating to FY 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and US$9 million representing the first dividend for 2004 on the redeemed preference shares. A US$26 million first dividend for 2004 on the remaining preference shares and a US$112 million interim dividend on ordinary shares relating to FY 2004 are scheduled for payment on 2 August 2004.

In the six months ended 30 June 2003, AA plc received from DBI a US$56 million final dividend on ordinary shares relating to FY 2002 and US$35 million dividends representing the second US$35 million payment on preference shares for 2002. A US$35 million first dividend on preference shares for 2003 and a US$112 million interim dividend on ordinary shares were received from DBI during the second half of 2003.

Reconciliation of headline earnings for the 6 months ended 30 June 2003 (4)

US$ million	**Total**	**Ordinary shares**	**Preference shares**
• DBI headline earnings (100%) – restated (4)	376	-	-
• GAAP adjustments – restated (4)	96	-	-
• DBI headline earnings - UK GAAP (100%)	472	417	55
• AA plc's 45% ordinary share interest	188	188	-
• Additional 3.65% ordinary share interest	15	15	-
• AA plc's portion of the preference shares	45	-	45
• AA plc headline earnings	248	203	45

(4) As explained in Dbsa's press release, Dbsa's headline earnings for the six months ended 30 June 2003 have been restated to US$376 million (previously reported as US$414 million). As the restatement does not affect the UK GAAP figures previously reported by AA plc, the GAAP adjustment has also been restated accordingly.

The above figures are unaudited.

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme
(incorporated under the laws of Luxembourg)

23 July 2004

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

DIRECTORS' COMMENT

Consumer markets report good growth in retail sales of diamond jewellery during the first half of 2004 compared with the same period last year, which was affected by war in the Middle East and the SARS virus. The US dollar value of global diamond jewellery sales is anticipated to be 7 to 8% higher during this period. With positive macro-economic indicators and increased levels of confidence, the trade is optimistic that the strong consumer demand will continue through the second half and expectations are that retail sales for the year as a whole will be comfortably ahead of 2003.

The strength of retail sales of diamond jewellery in the first half translated into increased demand for polished diamonds from the cutting centres. Since the end of 2003, polished stocks in the cutting centres have declined and, in most categories, prices have risen. Cutting centre bank debt, at historically high levels, has not increased since the beginning of the year and hopefully will start to reduce during the second half.

Against that background, there was consistent demand for rough diamonds throughout the period and sales by the Diamond Trading Company (DTC), the marketing arm of De Beers, for the first six months of 2004 totalled US$2,983 million, 2.16% higher than the equivalent period in 2003. The DTC raised its rough diamond prices on two occasions during the six months. The cumulative effect of those increases, and those previously announced in 2003, means that the DTC's rough prices for the first half of 2004 were, on average, 14% higher than for the first half of 2003.

On 30 June, the Company took advantage of an early redemption clause attaching to its 10% preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25% of the total (see Note 3 below).

Headline earnings for the six months ended 30 June 2004 were US$424 million, 12.8% higher than for the first half of 2003. Diamond stocks reduced by nearly US$400 million during the period and operating cash flow generated was US$870 million. This enabled the group to further reduce net interest bearing debt (now including the preference shares) from US$1,762 million at 31 December 2003 to US$1,169 million at 30 June 2004 and to reduce net gearing from 29% to 21%.

The board has declared an interim ordinary dividend of US$250 million in respect of the year 2004, payable on 2 August 2004.

De Beers' older and more marginal mines in South Africa continue to struggle in the current environment, and every effort is being made to seek further efficiencies and cost reductions.

De Beers is pleased to have recently reached a settlement with the United States Department of Justice, which resolves a long-standing case against the Company relating to a charge concerning the price list for certain categories of industrial diamonds in the early 1990s. In terms of the settlement, De Beers agreed to pay a fine of US$10 million. The resolution is in accordance with De Beers' stated commitment to be legally compliant throughout the world.

The current Jwaneng mining licence expires on 31 July 2004. Debswana Diamond Company (Proprietary) Limited has lodged an application for the renewal of its mining licence for a further period of 25 years. The Government of Botswana and De Beers are currently discussing the terms of the renewal.

De Beers announces interim results as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the half-year ended 30 June 2004

(Abridged)

	US Dollar millions		
	6 Months to 30 June 2004	6 Months to 30 June 2003 (Note 1)	12 Months to 31 December 2003
Diamond sales			
-DTC	**2 983**	2 920	5 518
-Other	**259**	201	397
Trade investment and other income	**373**	258	656
	3 615	3 379	6 571
Deduct:			
Cost of sales	**2 534**	2 468	4 794
Depreciation and amortisation (Note 2)	**160**	128	294
Sorting and marketing	**230**	208	490
Exploration and research	**72**	64	147
Corporate expenses	**34**	23	52
Net diamond account	**585**	488	794
Deduct:			
Net interest paid (Note 3)	**55**	97	144
Costs related to reorganisation and restructuring	**17**	5	22
Income before taxation	**513**	386	628
Taxation	**203**	114	239
Income after taxation	**310**	272	389
Attributable to outside shareholders in subsidiaries	**9**	10	10
Own earnings	**301**	262	379
Share of retained income of joint ventures	**40**	103	114
Total earnings	**341**	365	493
Costs of early debt redemption		95	95
Net earnings	**341**	270	398
Headline earnings reconciliation			
Net earnings	**341**	270	398
Adjusted for :			
Amortisation of intangible fixed assets	**87**	84	170
After tax surplus on realisation of fixed assets less provisions	**(4)**	(3)	(3)
Facility fees		25	25
Headline earnings	**424**	376	590
Cash available from operating activities	**871**	1 072	1 520
Ordinary dividends in respect of:			
2002 – Final		124	124
2003 – Interim			250
2003 – Final	**150**		
2004 – Interim	**250**		

De Beers Société Anonyme
Consolidated Balance Sheet
30 June 2004

(Abridged)

	US Dollar millions		
	30 June 2004	30 June 2003 (Note 1)	31 December 2003
Ordinary Shareholders' interests	**3 663**	3 470	3 549
Outside shareholders' interests	**124**	109	115
Total shareholders' interests	**3 787**	3 579	3 664
Net interest bearing debt (Notes 3 & 4)	**1 169**	1 783	1 762
Other liabilities	**1 489**	1 211	1 517
	6 445	6 573	6 943
Fixed assets	**5 037**	4 738	5 145
Investments and loans	**51**	49	53
Diamond stocks and other assets	**1 357**	1 786	1 745
	6 445	6 573	6 943
Exchange rates US$ = Rand			
- average	**6.58**	8.11	7.64
- *period end*	**6.62**	7.80	6.38

Notes and Comments

1. With effect from December 2003 Financial Statements have been prepared in accordance with both International Financial Reporting Standards ("IFRS") and South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). Accordingly, the comparative figures in respect of June 2003 have been restated. The effect has been to increase other liabilities by US$180 million (before deferred tax of US$48 million), being the recognition of actuarial deficits in pension funds, and to increase net earnings in that period by US$ 5 million.

2. Amortisation amounting to US$72 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current period. US$144 million was expensed during the year ended December 2003.

3. As a result of the early redemption referred to in the directors' comment, the preference shares, with a value of US$642 million (2003: US$856 million) have been more appropriately reclassified as debt in the balance sheets. The preference dividends, amounting to US$43 million (2003: US$43 million for June and US$86 million for December) have accordingly been reclassified as interest paid in the respective income statements.

4. Cash has been offset against interest bearing debt.

<u>Contacts:</u>

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260
De Beers South Africa
Nicola Wilson +27 11 374 7399/+27 83 299 5552

Visit the official De Beers group website for more information on the Company and where you can view and download a selection of images - **www.debeersgroup.com** .

ANGLO AMERICAN

News Release

23 July 2004

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the six months ended 30 June 2004 of US$424 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$217 million for the six months ended 30 June 2004 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings for the 6 months ended 30 June 2004			
US$ million	**Total**	**Ordinary shares**	**Preference shares (3)**
• DBI headline earnings - IFRS (100%)	424	-	-
• GAAP adjustments (1)	(14)	-	-
• DBI headline earnings - UK GAAP (100%)	410	357	53
• AA plc's 45% ordinary share interest	161	161	-
• Additional 3.65% ordinary share interest (2)	13	13	-
• AA plc's portion of the preference shares (3)	43	-	43
• AA plc headline earnings	217	174	43

(1) The GAAP adjustments include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in the first six months of 2004, being the portion that was realised in the period.

(2) As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares.

(3) AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$35 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$1 million) and goodwill amortisation (+US$9 million) in the same way as the ordinary share interest is calculated.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

As noted in Dbsa's press release, on 30 June 2004 Dbsa redeemed 25% of its preference shares and on that date AA plc received US$175 million, representing 25% of its US$701 million preference share interest.

In the six months ended 30 June 2004, AA plc received from DBI a US$68 million final dividend on ordinary shares relating to FY 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and US$9 million representing the first dividend for 2004 on the redeemed preference shares. A US$26 million first dividend for 2004 on the remaining preference shares and a US$112 million interim dividend on ordinary shares relating to FY 2004 are scheduled for payment on 2 August 2004.

In the six months ended 30 June 2003, AA plc received from DBI a US$56 million final dividend on ordinary shares relating to FY 2002 and US$35 million dividends representing the second US$35 million payment on preference shares for 2002. A US$35 million first dividend on preference shares for 2003 and a US$112 million interim dividend on ordinary shares were received from DBI during the second half of 2003.

Reconciliation of headline earnings for the 6 months ended 30 June 2003 [(4)]			
US$ million	**Total**	**Ordinary shares**	**Preference shares**
• DBI headline earnings (100%) – restated [(4)]	376	-	-
• GAAP adjustments – restated [(4)]	96	-	-
• DBI headline earnings - UK GAAP (100%)	472	417	55
• AA plc's 45% ordinary share interest	188	188	-
• Additional 3.65% ordinary share interest	15	15	-
• AA plc's portion of the preference shares	45	-	45
• AA plc headline earnings	248	203	45

[(4)] As explained in Dbsa's press release, Dbsa's headline earnings for the six months ended 30 June 2003 have been restated to US$376 million (previously reported as US$414 million). As the restatement does not affect the UK GAAP figures previously reported by AA plc, the GAAP adjustment has also been restated accordingly.

The above figures are unaudited.

DE BEERS
A DIAMOND IS FOREVER

De Beers Société Anonyme
(incorporated under the laws of Luxembourg)

23 July 2004

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

DIRECTORS' COMMENT

Consumer markets report good growth in retail sales of diamond jewellery during the first half of 2004 compared with the same period last year, which was affected by war in the Middle East and the SARS virus. The US dollar value of global diamond jewellery sales is anticipated to be 7 to 8% higher during this period. With positive macro-economic indicators and increased levels of confidence, the trade is optimistic that the strong consumer demand will continue through the second half and expectations are that retail sales for the year as a whole will be comfortably ahead of 2003.

The strength of retail sales of diamond jewellery in the first half translated into increased demand for polished diamonds from the cutting centres. Since the end of 2003, polished stocks in the cutting centres have declined and, in most categories, prices have risen. Cutting centre bank debt, at historically high levels, has not increased since the beginning of the year and hopefully will start to reduce during the second half.

Against that background, there was consistent demand for rough diamonds throughout the period and sales by the Diamond Trading Company (DTC), the marketing arm of De Beers, for the first six months of 2004 totalled US$2,983 million, 2.16% higher than the equivalent period in 2003. The DTC raised its rough diamond prices on two occasions during the six months. The cumulative effect of those increases, and those previously announced in 2003, means that the DTC's rough prices for the first half of 2004 were, on average, 14% higher than for the first half of 2003.

On 30 June, the Company took advantage of an early redemption clause attaching to its 10% preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25% of the total (see Note 3 below).

Headline earnings for the six months ended 30 June 2004 were US$424 million, 12.8% higher than for the first half of 2003. Diamond stocks reduced by nearly US$400 million during the period and operating cash flow generated was US$870 million. This enabled the group to further reduce net interest bearing debt (now including the preference shares) from US$1,762 million at 31 December 2003 to US$1,169 million at 30 June 2004 and to reduce net gearing from 29% to 21%.

The board has declared an interim ordinary dividend of US$250 million in respect of the year 2004, payable on 2 August 2004.

De Beers' older and more marginal mines in South Africa continue to struggle in the current environment, and every effort is being made to seek further efficiencies and cost reductions.

De Beers is pleased to have recently reached a settlement with the United States Department of Justice, which resolves a long-standing case against the Company relating to a charge concerning the price list for certain categories of industrial diamonds in the early 1990s. In terms of the settlement, De Beers agreed to pay a fine of US$10 million. The resolution is in accordance with De Beers' stated commitment to be legally compliant throughout the world.

The current Jwaneng mining licence expires on 31 July 2004. Debswana Diamond Company (Proprietary) Limited has lodged an application for the renewal of its mining licence for a further period of 25 years. The Government of Botswana and De Beers are currently discussing the terms of the renewal.

De Beers announces interim results as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the half-year ended 30 June 2004

(Abridged)

	US Dollar millions		
	6 Months to 30 June 2004	6 Months to 30 June 2003 (Note 1)	12 Months to 31 December 2003
Diamond sales			
-DTC	**2 983**	2 920	5 518
-Other	**259**	201	397
Trade investment and other income	**373**	258	656
	3 615	3 379	6 571
Deduct:			
Cost of sales	**2 534**	2 468	4 794
Depreciation and amortisation (Note 2)	**160**	128	294
Sorting and marketing	**230**	208	490
Exploration and research	**72**	64	147
Corporate expenses	**34**	23	52
Net diamond account	**585**	488	794
Deduct:			
Net interest paid (Note 3)	**55**	97	144
Costs related to reorganisation and restructuring	**17**	5	22
Income before taxation	**513**	386	628
Taxation	**203**	114	239
Income after taxation	**310**	272	389
Attributable to outside shareholders in subsidiaries	**9**	10	10
Own earnings	**301**	262	379
Share of retained income of joint ventures	**40**	103	114
Total earnings	**341**	365	493
Costs of early debt redemption		95	95
Net earnings	**341**	270	398
Headline earnings reconciliation			
Net earnings	**341**	270	398
Adjusted for :			
Amortisation of intangible fixed assets	**87**	84	170
After tax surplus on realisation of fixed assets less provisions	**(4)**	(3)	(3)
Facility fees		25	25
Headline earnings	**424**	376	590
Cash available from operating activities	**871**	1 072	1 520
Ordinary dividends in respect of:			
2002 – Final		124	124
2003 – Interim			250
2003 – Final	**150**		
2004 – Interim	**250**		

De Beers Société Anonyme

Consolidated Balance Sheet
30 June 2004

(Abridged)

	US Dollar millions		
	30 June 2004	30 June 2003 (Note 1)	31 December 2003
Ordinary Shareholders' interests	**3 663**	3 470	3 549
Outside shareholders' interests	**124**	109	115
Total shareholders' interests	**3 787**	3 579	3 664
Net interest bearing debt (Notes 3 & 4)	**1 169**	1 783	1 762
Other liabilities	**1 489**	1 211	1 517
	6 445	6 573	6 943
Fixed assets	**5 037**	4 738	5 145
Investments and loans	**51**	49	53
Diamond stocks and other assets	**1 357**	1 786	1 745
	6 445	6 573	6 943
Exchange rates US$ = Rand			
- average	**6.58**	8.11	7.64
- period end	**6.62**	7.80	6.38

Notes and Comments

1. With effect from December 2003 Financial Statements have been prepared in accordance with both International Financial Reporting Standards ("IFRS") and South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). Accordingly, the comparative figures in respect of June 2003 have been restated. The effect has been to increase other liabilities by US$180 million (before deferred tax of US$48 million), being the recognition of actuarial deficits in pension funds, and to increase net earnings in that period by US$ 5 million.

2. Amortisation amounting to US$72 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current period. US$144 million was expensed during the year ended December 2003.

3. As a result of the early redemption referred to in the directors' comment, the preference shares, with a value of US$642 million (2003: US$856 million) have been more appropriately reclassified as debt in the balance sheets. The preference dividends, amounting to US$43 million (2003: US$43 million for June and US$86 million for December) have accordingly been reclassified as interest paid in the respective income statements.

4. Cash has been offset against interest bearing debt.

Contacts:

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260
De Beers South Africa
Nicola Wilson +27 11 374 7399/+27 83 299 5552

Visit the official De Beers group website for more information on the Company and where you can view and download a selection of images - **www.debeersgroup.com** .

ANGLO AMERICAN

News Release

23 July 2004

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the six months ended 30 June 2004 of US$424 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$217 million for the six months ended 30 June 2004 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings for the 6 months ended 30 June 2004

US$ million	Total	Ordinary shares	Preference shares [3]
• DBI headline earnings - IFRS (100%)	424	-	-
• GAAP adjustments [1]	(14)	-	-
• DBI headline earnings - UK GAAP (100%)	410	357	53
• AA plc's 45% ordinary share interest	161	161	-
• Additional 3.65% ordinary share interest [2]	13	13	-
• AA plc's portion of the preference shares [3]	43	-	43
• AA plc headline earnings	217	174	43

[1] *The GAAP adjustments include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in the first six months of 2004, being the portion that was realised in the period.*

[2] *As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares.*

[3] *AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$35 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$1 million) and goodwill amortisation (+US$9 million) in the same way as the ordinary share interest is calculated.*

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

As noted in Dbsa's press release, on 30 June 2004 Dbsa redeemed 25% of its preference shares and on that date AA plc received US$175 million, representing 25% of its US$701 million preference share interest.

In the six months ended 30 June 2004, AA plc received from DBI a US$68 million final dividend on ordinary shares relating to FY 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and US$9 million representing the first dividend for 2004 on the redeemed preference shares. A US$26 million first dividend for 2004 on the remaining preference shares and a US$112 million interim dividend on ordinary shares relating to FY 2004 are scheduled for payment on 2 August 2004.

In the six months ended 30 June 2003, AA plc received from DBI a US$56 million final dividend on ordinary shares relating to FY 2002 and US$35 million dividends representing the second US$35 million payment on preference shares for 2002. A US$35 million first dividend on preference shares for 2003 and a US$112 million interim dividend on ordinary shares were received from DBI during the second half of 2003.

Reconciliation of headline earnings for the 6 months ended 30 June 2003 (4)			
US$ million	**Total**	**Ordinary shares**	**Preference shares**
• DBI headline earnings (100%) – restated (4)	376	-	-
• GAAP adjustments – restated (4)	96	-	-
• DBI headline earnings - UK GAAP (100%)	472	417	55
• AA plc's 45% ordinary share interest	188	188	-
• Additional 3.65% ordinary share interest	15	15	-
• AA plc's portion of the preference shares	45	-	45
• AA plc headline earnings	248	203	45

(4) As explained in Dbsa's press release, Dbsa's headline earnings for the six months ended 30 June 2003 have been restated to US$376 million (previously reported as US$414 million). As the restatement does not affect the UK GAAP figures previously reported by AA plc, the GAAP adjustment has also been restated accordingly.

The above figures are unaudited.

DE BEERS
A DIAMOND IS FOREVER

De Beers Société Anonyme
(incorporated under the laws of Luxembourg)

23 July 2004

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

DIRECTORS' COMMENT

Consumer markets report good growth in retail sales of diamond jewellery during the first half of 2004 compared with the same period last year, which was affected by war in the Middle East and the SARS virus. The US dollar value of global diamond jewellery sales is anticipated to be 7 to 8% higher during this period. With positive macro-economic indicators and increased levels of confidence, the trade is optimistic that the strong consumer demand will continue through the second half and expectations are that retail sales for the year as a whole will be comfortably ahead of 2003.

The strength of retail sales of diamond jewellery in the first half translated into increased demand for polished diamonds from the cutting centres. Since the end of 2003, polished stocks in the cutting centres have declined and, in most categories, prices have risen. Cutting centre bank debt, at historically high levels, has not increased since the beginning of the year and hopefully will start to reduce during the second half.

Against that background, there was consistent demand for rough diamonds throughout the period and sales by the Diamond Trading Company (DTC), the marketing arm of De Beers, for the first six months of 2004 totalled US$2,983 million, 2.16% higher than the equivalent period in 2003. The DTC raised its rough diamond prices on two occasions during the six months. The cumulative effect of those increases, and those previously announced in 2003, means that the DTC's rough prices for the first half of 2004 were, on average, 14% higher than for the first half of 2003.

On 30 June, the Company took advantage of an early redemption clause attaching to its 10% preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25% of the total (see Note 3 below).

Headline earnings for the six months ended 30 June 2004 were US$424 million, 12.8% higher than for the first half of 2003. Diamond stocks reduced by nearly US$400 million during the period and operating cash flow generated was US$870 million. This enabled the group to further reduce net interest bearing debt (now including the preference shares) from US$1,762 million at 31 December 2003 to US$1,169 million at 30 June 2004 and to reduce net gearing from 29% to 21%.

The board has declared an interim ordinary dividend of US$250 million in respect of the year 2004, payable on 2 August 2004.

De Beers' older and more marginal mines in South Africa continue to struggle in the current environment, and every effort is being made to seek further efficiencies and cost reductions.

De Beers is pleased to have recently reached a settlement with the United States Department of Justice, which resolves a long-standing case against the Company relating to a charge concerning the price list for certain categories of industrial diamonds in the early 1990s. In terms of the settlement, De Beers agreed to pay a fine of US$10 million. The resolution is in accordance with De Beers' stated commitment to be legally compliant throughout the world.

The current Jwaneng mining licence expires on 31 July 2004. Debswana Diamond Company (Proprietary) Limited has lodged an application for the renewal of its mining licence for a further period of 25 years. The Government of Botswana and De Beers are currently discussing the terms of the renewal.

De Beers announces interim results as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the half-year ended 30 June 2004

(Abridged)

	US Dollar millions		
	6 Months to 30 June 2004	6 Months to 30 June 2003 (Note 1)	12 Months to 31 December 2003
Diamond sales			
-DTC	**2 983**	2 920	5 518
-Other	**259**	201	397
Trade investment and other income	**373**	258	656
	3 615	3 379	6 571
Deduct:			
Cost of sales	**2 534**	2 468	4 794
Depreciation and amortisation (Note 2)	**160**	128	294
Sorting and marketing	**230**	208	490
Exploration and research	**72**	64	147
Corporate expenses	**34**	23	52
Net diamond account	**585**	488	794
Deduct:			
Net interest paid (Note 3)	**55**	97	144
Costs related to reorganisation and restructuring	**17**	5	22
Income before taxation	**513**	386	628
Taxation	**203**	114	239
Income after taxation	**310**	272	389
Attributable to outside shareholders in subsidiaries	**9**	10	10
Own earnings	**301**	262	379
Share of retained income of joint ventures	**40**	103	114
Total earnings	**341**	365	493
Costs of early debt redemption		95	95
Net earnings	**341**	270	398
Headline earnings reconciliation			
Net earnings	**341**	270	398
Adjusted for :			
Amortisation of intangible fixed assets	**87**	84	170
After tax surplus on realisation of fixed assets less provisions	**(4)**	(3)	(3)
Facility fees		25	25
Headline earnings	**424**	376	590
Cash available from operating activities	**871**	1 072	1 520
Ordinary dividends in respect of:			
2002 – Final		124	124
2003 – Interim			250
2003 – Final	**150**		
2004 – Interim	**250**		

De Beers Société Anonyme

Consolidated Balance Sheet
30 June 2004

(Abridged)

	US Dollar millions		
	30 June 2004	30 June 2003 (Note 1)	31 December 2003
Ordinary Shareholders' interests	**3 663**	3 470	3 549
Outside shareholders' interests	**124**	109	115
Total shareholders' interests	**3 787**	3 579	3 664
Net interest bearing debt (Notes 3 & 4)	**1 169**	1 783	1 762
Other liabilities	**1 489**	1 211	1 517
	6 445	6 573	6 943
Fixed assets	**5 037**	4 738	5 145
Investments and loans	**51**	49	53
Diamond stocks and other assets	**1 357**	1 786	1 745
	6 445	6 573	6 943
Exchange rates US$ = Rand			
- average	**6.58**	8.11	7.64
- period end	**6.62**	7.80	6.38

Notes and Comments

1. With effect from December 2003 Financial Statements have been prepared in accordance with both International Financial Reporting Standards ("IFRS") and South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). Accordingly, the comparative figures in respect of June 2003 have been restated. The effect has been to increase other liabilities by US$180 million (before deferred tax of US$48 million), being the recognition of actuarial deficits in pension funds, and to increase net earnings in that period by US$ 5 million.

2. Amortisation amounting to US$72 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current period. US$144 million was expensed during the year ended December 2003.

3. As a result of the early redemption referred to in the directors' comment, the preference shares, with a value of US$642 million (2003: US$856 million) have been more appropriately reclassified as debt in the balance sheets. The preference dividends, amounting to US$43 million (2003: US$43 million for June and US$86 million for December) have accordingly been reclassified as interest paid in the respective income statements.

4. Cash has been offset against interest bearing debt.

Contacts:

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260
De Beers South Africa
Nicola Wilson +27 11 374 7399/+27 83 299 5552

Visit the official De Beers group website for more information on the Company and where you can view and download a selection of images - **www.debeersgroup.com** .

ANGLO AMERICAN

News Release

23 July 2004

De Beers Société Anonyme ("Dbsa") today reported headline earnings for the six months ended 30 June 2004 of US$424 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$217 million for the six months ended 30 June 2004 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings for the 6 months ended 30 June 2004

US$ million	Total	Ordinary shares	Preference shares [3]
• DBI headline earnings - IFRS (100%)	424	-	-
• GAAP adjustments [1]	(14)	-	-
• DBI headline earnings - UK GAAP (100%)	410	357	53
• AA plc's 45% ordinary share interest	161	161	-
• Additional 3.65% ordinary share interest [2]	13	13	-
• AA plc's portion of the preference shares [3]	43	-	43
• AA plc headline earnings	217	174	43

(1) The GAAP adjustments include -US$31 million relating to the mark-to-market of interest rate hedging contracts referred to in Dbsa's 2003 year end press release. Whereas in Dbsa's earnings, the full amount of US$70 million was charged against earnings in 2003, under UK GAAP US$31 million is charged against earnings in the first six months of 2004, being the portion that was realised in the period.

(2) As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax earnings attributable to ordinary shares.

(3) AA plc grosses up its preference share income to the operating profit level and accounts for its preference share interest in operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its ordinary share interest in these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the preference share interest with the ordinary share interest in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$35 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$1 million) and goodwill amortisation (+US$9 million) in the same way as the ordinary share interest is calculated.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

As noted in Dbsa's press release, on 30 June 2004 Dbsa redeemed 25% of its preference shares and on that date AA plc received US$175 million, representing 25% of its US$701 million preference share interest.

In the six months ended 30 June 2004, AA plc received from DBI a US$68 million final dividend on ordinary shares relating to FY 2003, US$35 million dividends representing the second US$35 million payment on preference shares for 2003, and US$9 million representing the first dividend for 2004 on the redeemed preference shares. A US$26 million first dividend for 2004 on the remaining preference shares and a US$112 million interim dividend on ordinary shares relating to FY 2004 are scheduled for payment on 2 August 2004.

In the six months ended 30 June 2003, AA plc received from DBI a US$56 million final dividend on ordinary shares relating to FY 2002 and US$35 million dividends representing the second US$35 million payment on preference shares for 2002. A US$35 million first dividend on preference shares for 2003 and a US$112 million interim dividend on ordinary shares were received from DBI during the second half of 2003.

Reconciliation of headline earnings for the 6 months ended 30 June 2003 [(4)]			
US$ million	**Total**	**Ordinary shares**	**Preference shares**
• DBI headline earnings (100%) – restated [(4)]	376	-	-
• GAAP adjustments – restated [(4)]	96	-	-
• DBI headline earnings - UK GAAP (100%)	472	417	55
• AA plc's 45% ordinary share interest	188	188	-
• Additional 3.65% ordinary share interest	15	15	-
• AA plc's portion of the preference shares	45	-	45
• AA plc headline earnings	248	203	45

[(4)] As explained in Dbsa's press release, Dbsa's headline earnings for the six months ended 30 June 2003 have been restated to US$376 million (previously reported as US$414 million). As the restatement does not affect the UK GAAP figures previously reported by AA plc, the GAAP adjustment has also been restated accordingly.

The above figures are unaudited.

DE BEERS
A DIAMOND IS FOREVER

De Beers Société Anonyme
(incorporated under the laws of Luxembourg)

23 July 2004

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2004

DIRECTORS' COMMENT

Consumer markets report good growth in retail sales of diamond jewellery during the first half of 2004 compared with the same period last year, which was affected by war in the Middle East and the SARS virus. The US dollar value of global diamond jewellery sales is anticipated to be 7 to 8% higher during this period. With positive macro-economic indicators and increased levels of confidence, the trade is optimistic that the strong consumer demand will continue through the second half and expectations are that retail sales for the year as a whole will be comfortably ahead of 2003.

The strength of retail sales of diamond jewellery in the first half translated into increased demand for polished diamonds from the cutting centres. Since the end of 2003, polished stocks in the cutting centres have declined and, in most categories, prices have risen. Cutting centre bank debt, at historically high levels, has not increased since the beginning of the year and hopefully will start to reduce during the second half.

Against that background, there was consistent demand for rough diamonds throughout the period and sales by the Diamond Trading Company (DTC), the marketing arm of De Beers, for the first six months of 2004 totalled US$2,983 million, 2.16% higher than the equivalent period in 2003. The DTC raised its rough diamond prices on two occasions during the six months. The cumulative effect of those increases, and those previously announced in 2003, means that the DTC's rough prices for the first half of 2004 were, on average, 14% higher than for the first half of 2003.

On 30 June, the Company took advantage of an early redemption clause attaching to its 10% preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25% of the total (see Note 3 below).

Headline earnings for the six months ended 30 June 2004 were US$424 million, 12.8% higher than for the first half of 2003. Diamond stocks reduced by nearly US$400 million during the period and operating cash flow generated was US$870 million. This enabled the group to further reduce net interest bearing debt (now including the preference shares) from US$1,762 million at 31 December 2003 to US$1,169 million at 30 June 2004 and to reduce net gearing from 29% to 21%.

The board has declared an interim ordinary dividend of US$250 million in respect of the year 2004, payable on 2 August 2004.

De Beers' older and more marginal mines in South Africa continue to struggle in the current environment, and every effort is being made to seek further efficiencies and cost reductions.

De Beers is pleased to have recently reached a settlement with the United States Department of Justice, which resolves a long-standing case against the Company relating to a charge concerning the price list for certain categories of industrial diamonds in the early 1990s. In terms of the settlement, De Beers agreed to pay a fine of US$10 million. The resolution is in accordance with De Beers' stated commitment to be legally compliant throughout the world.

The current Jwaneng mining licence expires on 31 July 2004. Debswana Diamond Company (Proprietary) Limited has lodged an application for the renewal of its mining licence for a further period of 25 years. The Government of Botswana and De Beers are currently discussing the terms of the renewal.

De Beers announces interim results as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the half-year ended 30 June 2004

(Abridged)

	US Dollar millions		
	6 Months to 30 June 2004	6 Months to 30 June 2003 (Note 1)	12 Months to 31 December 2003
Diamond sales			
-DTC	**2 983**	2 920	5 518
-Other	**259**	201	397
Trade investment and other income	**373**	258	656
	3 615	3 379	6 571
Deduct:			
Cost of sales	**2 534**	2 468	4 794
Depreciation and amortisation (Note 2)	**160**	128	294
Sorting and marketing	**230**	208	490
Exploration and research	**72**	64	147
Corporate expenses	**34**	23	52
Net diamond account	**585**	488	794
Deduct:			
Net interest paid (Note 3)	**55**	97	144
Costs related to reorganisation and restructuring	**17**	5	22
Income before taxation	**513**	386	628
Taxation	**203**	114	239
Income after taxation	**310**	272	389
Attributable to outside shareholders in subsidiaries	**9**	10	10
Own earnings	**301**	262	379
Share of retained income of joint ventures	**40**	103	114
Total earnings	**341**	365	493
Costs of early debt redemption		95	95
Net earnings	**341**	270	398
Headline earnings reconciliation			
Net earnings	**341**	270	398
Adjusted for :			
Amortisation of intangible fixed assets	**87**	84	170
After tax surplus on realisation of fixed assets less provisions	**(4)**	(3)	(3)
Facility fees		25	25
Headline earnings	**424**	376	590
Cash available from operating activities	**871**	1 072	1 520
Ordinary dividends in respect of:			
2002 – Final		124	124
2003 – Interim			250
2003 – Final	**150**		
2004 – Interim	**250**		

De Beers Société Anonyme
Consolidated Balance Sheet
30 June 2004

(Abridged)

	US Dollar millions		
	30 June 2004	30 June 2003 (Note 1)	31 December 2003
Ordinary Shareholders' interests	**3 663**	3 470	3 549
Outside shareholders' interests	**124**	109	115
Total shareholders' interests	**3 787**	3 579	3 664
Net interest bearing debt (Notes 3 & 4)	**1 169**	1 783	1 762
Other liabilities	**1 489**	1 211	1 517
	6 445	6 573	6 943
Fixed assets	**5 037**	4 738	5 145
Investments and loans	**51**	49	53
Diamond stocks and other assets	**1 357**	1 786	1 745
	6 445	6 573	6 943
Exchange rates US$ = Rand			
- average	**6.58**	8.11	7.64
- period end	**6.62**	7.80	6.38

Notes and Comments

1. With effect from December 2003 Financial Statements have been prepared in accordance with both International Financial Reporting Standards ("IFRS") and South African Statements of Generally Accepted Accounting Practice ("SA GAAP"). Accordingly, the comparative figures in respect of June 2003 have been restated. The effect has been to increase other liabilities by US$180 million (before deferred tax of US$48 million), being the recognition of actuarial deficits in pension funds, and to increase net earnings in that period by US$ 5 million.

2. Amortisation amounting to US$72 million in respect of the goodwill attributable to De Beers Consolidated Mines Limited and De Beers Centenary AG has been expensed in the current period. US$144 million was expensed during the year ended December 2003.

3. As a result of the early redemption referred to in the directors' comment, the preference shares, with a value of US$642 million (2003: US$856 million) have been more appropriately reclassified as debt in the balance sheets. The preference dividends, amounting to US$43 million (2003: US$43 million for June and US$86 million for December) have accordingly been reclassified as interest paid in the respective income statements.

4. Cash has been offset against interest bearing debt.

Contacts:

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260
De Beers South Africa
Nicola Wilson +27 11 374 7399/+27 83 299 5552

Visit the official De Beers group website for more information on the Company and where you can view and download a selection of images - **www.debeersgroup.com** .